    As filed with the Securities and Exchange Commission on January 25, 2002
                                   Registration No. 333-__________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                          CANYON RESOURCES CORPORATION
             (Exact name of Registrant as specified in its charter)

           DELAWARE                                            84-0800747
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                           Identification Number)

                      14142 DENVER WEST PARKWAY, SUITE 250
                             GOLDEN, COLORADO 80401
                                 (303) 278-8464
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive office)

                               RICHARD H. DE VOTO
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      14142 DENVER WEST PARKWAY, SUITE 250
                             GOLDEN, COLORADO 80401
                                 (303) 278-8464

            (Name, address, including zip code, and telephone number,
             including area code, of agent for service of process)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

----------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

===========================================================================================
                                                  Proposed     Proposed
                                                   maximum      maximum
                                                  offering     aggregate
  Titles of each class of        Amount to be     price per    offering        Amount of
securities to be registered       registered      share(1)     price(1)    registration fee
-------------------------------------------------------------------------------------------
      Common Stock             3,187,818 shares    $1.15      $3,665,991       $337.27
-------------------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the registration fee, based on the average of the high and low prices for the Registrant's Common Stock as reported on the American Stock Exchange on January 18, 2002 in accordance with Rule 457 (c) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                        PROSPECTUS SUBJECT TO COMPLETION,
                             DATED JANUARY 25, 2002

                          CANYON RESOURCES CORPORATION
                        3,187,818 Shares of Common Stock

     This prospectus relates to the offer and sale from time to time by the selling stockholders, who are listed on page 14 of this document, of up to 3,187,818 of our common shares.

     The selling stockholders may sell the shares covered by this prospectus on the American Stock Exchange, in other markets where our common shares may be traded or in privately negotiated transactions. The selling stockholders may sell the shares at whatever prices that are current when particular sales take place or at other prices to which the selling stockholders agree. The stockholders will pay any brokerage fees or commissions relating to the sales of shares. The registration of the selling stockholders' shares does not necessarily mean that any shares will be sold.

     Our common shares are traded on the American Stock Exchange under the symbol "CAU." On January 18, 2002, the closing price of our stock was $1.17.

     We will not receive any proceeds from the sale of any common shares covered by this prospectus. We are paying the costs of preparing and filing the registration statement of which this prospectus is a part.

     THE ACQUISITION AND OWNERSHIP OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. ONLY INVESTORS WHO ARE ABLE TO AFFORD THE RISK OF LOSS OF THEIR ENTIRE INVESTMENT SHOULD PURCHASE OUR COMMON STOCK. SEE "RISK FACTORS" BEGINNING ON PAGE 2 OF THIS PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The mailing address and telephone number of our principal executive office is 14142 Denver West Parkway, Suite 250, Golden, Colorado, 80401 and 303/278-8464.

     This prospectus is dated January 25, 2002.

                                TABLE OF CONTENTS

                                                                                     Page
                                                                                     ----

Risk Factors...........................................................................2
The Company...........................................................................12
Recent Developments...................................................................13
Special Note Regarding Forward-Looking Statements.....................................13
Use of Proceeds.......................................................................14
The Selling Stockholder...............................................................14
Plan of Distribution..................................................................16
Experts...............................................................................17
Legal Matters.........................................................................17
Where You Can Find More Information...................................................17

                                  RISK FACTORS

THE PURCHASE OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK FOR THE INVESTOR. EACH POTENTIAL INVESTOR SHOULD CONSIDER CAREFULLY, AMONG OTHER THINGS, THE FOLLOWING RISK FACTORS THAT MAKE THE SHARES OFFERED HEREBY A SPECULATIVE INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE PURCHASE OF THE COMMON SHARES.

SPECIFIC RISKS RELATED TO US

     We may have insufficient funds to complete Kendall Reclamation. Our Kendall Mine operates under permits granted by the Montana Department of Environmental Quality (DEQ) and we have maintained a $1,869,000 Reclamation Bond in favor of the DEQ to ensure appropriate reclamation. We have spent approximately $7.4 million on reclamation and closure activities at the Kendall Mine through December 31, 2001, and expect to spend an additional $1.7 million through mine closure. At December 31, 2001, we fully accrued for the mine's remaining expenditures that are currently anticipated. In January 2002, the Company became aware that the DEQ intends to proceed with an Environmental Impact Statement
(EIS) to determine the closure requirements for final reclamation at our Kendall Mine. Depending on the outcome of an EIS, the reclamation costs may vary from our current estimate.

     In September 1998, we received from the DEQ a Notice of Violation and Administrative Order alleging certain violations of Montana water quality laws. DEQ proposed a penalty of $330,000 (since modified to $161,000) in connection with the alleged violations. The DEQ subsequently filed a legal action to recover a civil penalty. We and the DEQ have agreed to a preliminary settlement whereunder we will convey to the State of Montana certain mineral interests owned by a subsidiary of the Company in lands in which the surface is owned by the State of Montana, in settlement of the civil penalty action. Actions for final approval and execution of a settlement agreement are pending.

     In October 1999, we received a determination notice from the DEQ for an increase in the bond amount to approximately $8.1 million. In August 2000, the DEQ further revised the bond amount to approximately $14.2 million and ordered that the leach pads be recontoured, capped and top-soiled by the end of 2000. We believe the revised bond amount exceeds the cost of remaining work and we have filed an administrative appeal to the DEQ's actions.

     Separately from the dispute over the bond amount, in November 2000, the DEQ declared that our subsidiary, CR Kendall, was in default of its reclamation obligations at the Kendall site and ordered the $1.9 million bond forfeited. In February 2001, our subsidiary, CR Kendall, entered into an agreement with the DEQ under which (i) $1.9 million supporting the bond was transferred to an interest bearing account at the DEQ for use in continuing reclamation at the Kendall minesite, (ii) the DEQ withdrew the order declaring a default and forfeiture of the reclamation bond, and (iii) the appeals regarding bond amounts were stayed. We are working cooperatively with the DEQ with the objective of completion of the reclamation of the Kendall minesite.

     The release of our financial obligation on the property will only take place once the regulatory agencies have given final approval to all closure measures and are satisfied that the mine has met all reclamation requirements. There is no assurance of agency satisfaction with mine closure. The amounts necessary to achieve a final mine closure may be impacted by the outcome of the described pending matters and we may not have sufficient funds to complete the Kendall reclamation if such matters are resolved adversely to us.

     We May Not Be Able To Develop The McDonald Project. In November 1998, the Montana electorate passed an anti-mining initiative (I-137) by a vote of 52% to 48%. I-137, as modified by the State Legislature in April 1999, bans development of new gold and silver mines, such as our McDonald Project, which use open-pit mining methods and cyanide in the treatment and recovery process. Due to a previously passed initiative (I-125) which prohibited campaign-expenditures by "for-profit" entities, we, as well as other mining companies, were prevented from campaigning against the anti-cyanide mining initiative. Ten days prior to the election, a federal judge declared the prohibition "unconstitutional", a ruling that was upheld, in September 2000, by the U.S. Ninth Circuit Court of Appeals and in October 2001, by the U.S. Supreme Court. Our Seven-Up Pete Venture filed parallel lawsuits in both the Federal U.S. District Court and Montana State District Court for Lewis and Clark County in April 2000 against the State of Montana seeking to have I-137 declared unconstitutional or, alternatively, to obtain a "takings" or damage award for the lost value of the McDonald, Seven-Up Pete and Keep Cool mineral properties. The lawsuit contains counts which are principally based on (i) the right not to be deprived of property without due process of law; (ii) the right to equal protection under the laws; and (iii) the right to be protected against laws which impair the obligations of existing contracts. The State of Montana requested dismissal of the case in both Federal and Montana State courts. In August 2001, the U.S. District Court rejected the Motion of the State of Montana to dismiss the federal lawsuit. The U.S. District Court ruling recognized our right to proceed on eight of nine claims against the State of Montana in federal court should the claims not be resolved favorably to us in the Montana State Courts. The U.S. District Court rejected only the claim for the right not to be deprived of property without due process of law and this ruling is subject to later appeal by us. All other claims may be brought before the Federal Court. The Montana State District Court issued a ruling November 1, 2001 in response to a Motion to Dismiss and a Motion For Summary Judgment by the State of Montana. In this ruling, the Court dismissed four of the Venture's fourteen counts, including its substantive due process and equal protection challenges to I-137's validity. The decision maintained for adjudication the contract impairment validity challenge and all of the takings claims. The lawsuit will be pursued in either the Montana court system or alternatively, with the U. S. District Court. We believe the lawsuit will be resolved in our favor. However, if the lawsuit is not resolved in our favor, we may not be able to develop the McDonald property.

     On September 24, 1998, the Montana Department of Natural Resources (DNRC), the entity that administers state mineral leases, unilaterally decided to cancel the permitting extension of the 10-year lease term of our state leases that pertain to the McDonald Gold Project which would require us, after a period of approximately seventeen months, to commence paying a delay rental of $150,000 per month in order to maintain the leases. In February 2000, pursuant to its September 1998 decision, the DNRC determined that the primary terms of the mineral leases had expired. We appealed the action of the DNRC in an administrative hearing process and the DNRC Hearing Examiner affirmed the DNRC action. As part of our I-137 lawsuit filed in April 2000 against the State of Montana, we asked the court to review and invalidate the DNRC's action. It is our position that the permitting process has been interrupted by the threat and passage of I-137 and, thus, the permit extension should be continued until the governmental impediment is resolved. If this lawsuit is not resolved in our favor, we may not be able to develop the McDonald property.

     We Have An Obligation To Replace The Reclamation Bond At The McDonald Project. Our Seven-Up Pete Venture (SPV), located in Montana, has a $0.5 million exploration reclamation bond for the McDonald Project, which is supported by Franco-Nevada Mining Corporation. SPV has agreed to replace this reclamation bond on or before October 20, 2002.

     We May Not Be Able To Extend The Life Of The Briggs Mine. Our only income and revenue producing asset is the Briggs Mine, located in California. We placed our Briggs Mine in production in 1996 and it has produced 413,699 ounces of gold through December 31, 2001. Our current mine plan indicates that unless we find additional gold reserves, mining at the Briggs Mine will cease in 2003 and gold production from the heap leach piles will cease in 2004. However, because of the continuing low gold price, we are evaluating different mining plans which may impact cash flow by reducing production expenditures as well as the amount of gold recovered. We are exploring for additional gold reserves adjacent to the mine but there can be no assurance that our exploration program will be successful.

     We Have Significant Obligations At The Briggs Mine. Our Briggs Mine in California operates under a number of permits issued by state, local and federal agencies. Those agencies required us to post a $3.03 million reclamation bond to ensure appropriate reclamation and a $1.01 million bond to ensure adequate funds to mitigate any "foreseeable release" of pollutants to state waters. We also maintain a $0.144 million reclamation bond for exploration at the Briggs Mine. We have partially collateralized the Surety bonds at the Briggs Mine as follows:

          o    $0.1 million held directly by the Surety;

          o a bank Letter of Credit in the amount of $0.2 million which is collateralized with cash; and

          o a security interest in 28,000 acres of real property mineral interests in Montana.

     In addition, we have agreed to make additional cash deposits with the Surety totaling $1.5 million over a three year period at the rate of $0.5 million per year, commencing June 30, 2001. The $0.5 million due on June 30, 2001 was not deposited with the Surety. We are in discussions with the Surety to modify the agreement.

     We initially received a $34 million construction loan for developing our Briggs Mine which has subsequently been paid down to a $3.7 million remaining obligation at December 31, 2001. Due to decreased cash flow from our mine during the fourth quarter of 2001, we requested and received from our lenders waivers for $825,000 of loan payments until January 31, 2002. We are working with our lenders to develop a revised loan amortization schedule. If the lenders do not find any revised schedule acceptable, they can refuse to continue to grant us waivers and would have the right to declare the entire amount of the loan immediately due and payable. See the section on Recent Developments.

     We Have Not Paid Dividends. For the foreseeable future, we anticipate that we will use any earnings to finance our growth and that dividends will not be paid to our shareholders. Further, pursuant to the Guarantee, Equity Contribution and Pledge Agreement dated as of December 6, 1995, executed by us in favor of our wholly owned subsidiary, CR Briggs Corporation, in connection with the Loan Agreement of the same date for the Briggs Mine, we have agreed to restrict the payment of dividends where such payment would conflict with certain loan covenants.

     We Have A History Of Losses. Our operating history has resulted in losses from operations for the nine months ending September 30, 2001, as well as for the fiscal years ending December 31, 1998 and 2000 and a small profit for 1999. The Company also anticipates a loss from operations for the fiscal year ended December 31, 2001. Our Briggs Mine may be profitable during a given fiscal year, however, our operations as a whole may be unprofitable due to:

          o exploration and development costs on properties from which no revenue is derived;

          o    continuing general and administrative costs; and

          o    interest expense associated with debt.

     We Have Change In Control Provisions That Discourage A Corporate Takeover And Could Deprive Shareholders Of Opportunities To Sell At Temporarily Higher Prices. Our Certificate of Incorporation and Bylaws contain certain measures designed to make it more difficult and time-consuming to change majority control of our Board of Directors and to reduce our vulnerability to an unsolicited take over offer, particularly an offer which does not contemplate the acquisition of all our outstanding shares or which does contemplate the restructuring or sales of all or part of our assets. These provisions include:

          o classification of the Board of Directors into three classes, each class to serve for three years;

          o a provision that our directors may be removed only for cause and only with the approval of at least 66-2/3% of the shareholders entitled to vote for the election of directors;

          o a provision that any vacancy on the Board may be filled by the remaining directors then in office, though less than a quorum; and

          o a provision requiring a 66-2/3% shareholder vote to amend or repeal, or to adopt any provision inconsistent with these measures.

     The foregoing measures may have certain negative consequences, including an effect on the ability of our shareholders or other individuals to:

          o    change the composition of the incumbent board of directors;

          o benefit from certain transactions which are opposed by the incumbent board of directors; and

          o make a tender offer or otherwise attempt to gain control of us, even if such attempt was beneficial to us and our shareholders.

     Since such measures may also discourage accumulations of large blocks of our stock by purchasers whose objective is to have such stock repurchased at a premium, they could tend to reduce the temporary fluctuations in the market price of our stock which are caused by such accumulations. Accordingly, shareholders may be deprived of certain opportunities to sell their stock at a temporarily higher market price. The provisions relating to the removal of directors and the filling of vacancies will reduce the power of shareholders, even those with a majority interest in us, to remove incumbent directors and to fill vacancies on the board of directors.

     In addition, in March of 1997, our Board adopted a Shareholder Rights Agreement designed to protect and maximize the value of our outstanding equity interest in the event of an unsolicited attempt by an acquiror to take us over, in a manner or on terms not approved by the Board. Takeover attempts frequently include coercive tactics to deprive a corporation's Board of Directors and its shareholders of any real opportunity to determine the destiny of the corporation. The Board adopted the Shareholder Rights Agreement in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. The Board believes these tactics unfairly pressure shareholders, squeeze them out of their investment without giving them any real choice, and deprive them of the full value of their shares. The Shareholder Rights Agreement, however, may have the effect of rendering more difficult or discouraging any acquisition of us deemed undesirable by the Board. The Shareholder Rights Agreement will cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by the Board, except pursuant to an offer conditioned upon the elimination, purchase or redemption of the rights provided for in the Shareholder Rights Agreement.

     The Price Of Our Common Stock Has Been And May Be Volatile. The market price for shares of our common stock may be highly volatile depending on news announcements or changes in general market conditions. In recent years, the stock market has experienced extreme price and volume fluctuations. Since January 1, 1999 our stock has traded in a range from a high of $1.44 to a low of $0.52 per share.

     Our Listing With The American Stock Exchange Is Under Review. In mid-1999, the American Stock Exchange advised us that we had fallen below certain of the Exchange's continued listing guidelines and, as a result, they were reviewing our listing eligibility. The Exchange invited us to provide a written submission which we did as well as meet with officials from the Exchange. Since that time, the Exchange has maintained our listing on a quarterly basis and requested quarterly operating and financial submissions from us.

     If our common shares were to be de-listed from the American Stock Exchange and are not accepted for listing on another exchange, trading in our common shares might then be conducted in the over-the-counter market on an electronic bulletin board, or in what are commonly referred to as the "pink sheets." There would likely be a less active trading market for our common shares and you would then find it more difficult to see, or to quickly and accurately obtain pricing information for our common shares.

     De-listing from the American Stock Exchange would have an adverse impact on us. We do not expect that a de-listing would have any immediate, direct impact on our financial position, results of operations and liquidity in future periods. In the longer term, however, it might make it more difficult to raise funds. If our common shares are deemed to be a "penny stock", the level of trading activity in our common shares could be reduced and its marketability affected. Penny stock rules adopted by the Securities and Exchange Commission regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00, other than securities registered on specified national securities exchanges or quoted on the National Association of Securities Dealers Automated Quotation System - American Stock Exchange. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver to its customer a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with the following:

          o    current bid and offer quotations for the penny stock;

          o the compensation of the broker-dealer and its salesperson in the transaction;

          o the broker-dealer must disclose if it is the sole market maker and its presumed control over the market in this case; and

          o monthly account statements showing the market value of each penny stock held in the customer's account.

     In addition, broker-dealers who sell these securities to persons other than established customers and "accredited investors" within the meaning of the federal securities laws must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules. If our common shares were subject to these rules, a transaction in our securities would subject the broker-dealer to sales practice and disclosure requirements that could make the trading of our common shares more cumbersome. This could in turn materially adversely affect the marketability of our shares.

     Future Issuances Of Common Stock Will Dilute Current Shareholders And May Reduce The Market Price Of The Common Stock. The Board of Directors has the authority to authorize the offer and sale of additional securities without the vote of or notice to existing shareholders. Based on the current working capital deficit and the need for additional working capital to fund expected growth, it is likely that we may issue additional securities to provide such capital, and that such additional issuances may involve a significant number of shares. The issuance of additional securities will dilute the percentage interests and may dilute the per share book value of existing shareholders, including persons purchasing securities in this offering, and may also reduce the market price of the common stock.

RISKS RELATED TO OUR MINERAL EXPLORATION AND DEVELOPMENT ACTIVITIES

     The Nature Of Mineral Exploration And Production Activities Involves A High Degree Of Risk; We Could Incur A Writedown On Our Investment In Any Project. Exploration for minerals is highly speculative and involves greater risk than many other businesses. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Uncertainties as to the metallurgical amenability of any minerals discovered may not warrant the mining of these minerals on the basis of available technology. Our operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as:

          o    encountering unusual or unexpected formations;

          o    environmental pollution;

          o    personal injury and flooding; and

          o    decrease in reserves due to a lower gold price.

     If management determines that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a writedown on our investment in such property interest. All of these factors may result in losses in relation to amounts spent which are not recoverable. We have experienced losses of this type from time to time. In 2000, we wrote down our investment in the Briggs Mine by $11 million.

     Our Industry Is Highly Competitive And Mineral Lands Are Scarce. In addition to ourselves, many companies and individuals engage in the mining business, including large, established mining companies with substantial capabilities and long earnings records. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the United States and other areas where we conduct exploration activities. We may be at a competitive disadvantage in acquiring mining properties since we must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs. We have ceased exploration activities in Africa and most of Central and South America. We are currently maintaining limited interest in two exploration properties in Argentina. The annual exploration budgets for major mining companies typically are several million dollars. Our exploration budget for 2002 is expected to be not more than $500,000. From time to time, specific properties or areas which would otherwise be attractive to us for exploration or acquisition are unavailable due to their previous acquisition by other companies.

     Gold Prices Are Volatile And Declines Have An Adverse Effect On Our Share Price And Business Plan. The market price of minerals is extremely volatile and beyond our control. Basic supply/demand fundamentals generally influence gold prices. The market dynamics of supply/demand can be heavily influenced by economic policy. Central banks sales/purchases of gold, political unrest, conflicts between nations, and general perceptions about inflation, can influence the price of gold. Fluctuating metal prices have a significant impact on our results of operations and operating cash flow. Furthermore, if the price of a mineral should drop dramatically, the value of our properties which are being explored or developed for that mineral could also drop dramatically and we might not be able to recover our investment in those properties. Our decision to put a mine into production, and commitment of the funds necessary for that purpose, must be made long before the first revenues from production will be received. During the last six years, the average annual market price of gold has fluctuated between $271 per ounce and $388 per ounce. Price fluctuations between the time that we make such a decision and the commencement of production can completely change the economics of the mine. Although it is possible for us to protect against some price fluctuations by hedging in certain circumstances, the volatility of mineral prices represents a substantial risk in which no amount of planning or technical expertise can eliminate. Generally, we sell gold at spot prices, unless price hedging is required in connection with project loans. Our current loan agreement requires us to maintain hedge contracts on six months' forecast gold production on a rolling forward basis. The average spot gold price per ounce since 1996 is shown below.

1996    1997    1998     1999    2000    2001
----    ----    ----     ----    ----    ----
$388    $331    $294     $279    $279    $271

     We Must Comply With Complex Environmental Regulations Which Are Increasing And Costly. Compliance with environmental quality requirements and reclamation laws imposed by federal, state, provincial, and local governmental authorities may:

          o    require significant capital outlays;

          o    may materially affect the economics of a given property; and

          o    may cause material changes or delays in our intended activities.

     Local, state, and federal regulations regarding environmental protection effect our exploration, development, and production programs conducted in the United States. We conduct many of our mining and exploration activities on public lands. The USDA Forest Service extensively regulates mining operations conducted in National Forests. The Department of Interior regulations cover mining operations carried out on most other public lands. Federal, state, and local governmental authorities regulate all of our operations involving the exploration for or the production of minerals. Such existing laws and regulations contain items relating to:

          o    exploration procedures;

          o    safety precautions;

          o    employee health and safety;

          o    air quality standards;

          o    pollution of water sources;

          o    waste materials;

          o    odor;

          o    noise;

          o    dust; and

          o    other environmental protection requirements.

     These authorities may require us to prepare and present data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. The requirements imposed by any such authorities may be costly, time consuming, and may delay operations. Future legislation and regulations designed to protect the environment, as well as future interpretations of existing laws and regulations, may require substantial increases in equipment and operating costs by us and delays, interruptions, or a termination of operations. We cannot accurately predict or estimate the impact of any such future laws or regulations, or future interpretations of existing laws and regulations, on our operations. The United States has an extensive framework of environmental legislation that undergoes constant revision. We have participated in the legislative process through independent contact with legislators and through trade organizations to assist legislative bodies in making informed decisions. Historic mining activities have occurred on certain of our properties. If such historic activities have resulted in releases or threatened releases of regulated substances to the environment, potential for liability may exist under federal or state remediation statutes. We are not aware of any pending claims under these statutes at this time, and cannot predict whether any such claims will be asserted in the future.

     To date, we have done only minor work on our Latin American and African properties which involved surface disturbance. We have conducted hand dug and mechanical trenching and limited drilling on two properties in Ethiopia. Although some of the countries in which we work have not as yet developed environmental laws and regulations, it is our policy to adhere to North American standards in foreign operations. We cannot accurately predict or estimate the impact of any future laws or regulations developed in foreign countries on our operations.

     The Title To Mineral Properties Can Be Uncertain. Our U.S. mineral properties consist of private mineral rights, leases covering state and private lands, leases of unpatented mining claims, and unpatented mining claims. Many of our mining properties in the United States are unpatented mining claims to which we have only possessory title. Because title to unpatented mining claims is subject to inherent uncertainties, it is difficult to determine conclusively ownership of such claims. These uncertainties relate to such things as sufficiency of mineral discovery, proper posting and marking of boundaries, and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the

United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry. In order to retain title to an unpatented mining claim, we, as well as other claim holders, must have met annual assessment work requirements of $100 per claim through September 1, 1992. In addition, we must have complied with stringent state and federal regulations pertaining to the filing of assessment work affidavits. After September 1, 1992, a holder of an unpatented mining claim, mill or tunnel site claim must pay a maintenance fee to the United States Government of $100 per claim per year for each assessment year instead of performing assessment work. In addition, a payment of $100 per claim is required for each new claim located. State law may, in some instances, still require performance of assessment work.

     The present status of our unpatented mining claims located on public lands allows us the exclusive right to mine and remove valuable minerals, such as precious and base metals. We also are allowed to use the surface of the land solely for purposes related to mining and processing the mineral-bearing ores. However, legal ownership of the land remains with the United States. We remain at risk that the mining claims may be forfeited either to the U.S. or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims.

     Legislation Has Been Proposed That Would Significantly Affect The Mining Industry. Members of the U.S. Congress have repeatedly introduced bills which would supplant or alter the provisions of the Mining Law of 1872. As of January 1, 2002, no such bills have passed. If enacted, such legislation could substantially increase the cost of holding unpatented mining claims and could significantly impair our ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to either eliminate or greatly limit the right to a mineral patent and to impose a federal royalty on production from unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our financial performance.

     We May Not Have Sufficient Funding For Exploration. Historically, we have funded our exploration activities through joint venture partners as well as using our own cash resources. We have been successful in raising funds for our exploration activities. Additional funding from existing partners or third parties, however, may be necessary to conduct detailed and thorough evaluations of, and to develop certain properties. Our ability to obtain this financing will depend upon, among other things, the price of gold and the industry's perception of its future price. Therefore, availability of funding is dependent largely upon factors outside of our control, and cannot be accurately predicted. We do not know from what sources we will derive any required funding. If we cannot raise additional funds as to which there can be no assurance, we will not be able to fund certain exploration activities. Until additional funds become available, we anticipate restricting our exploration activities to the vicinity of our Briggs Mine.

     We May Not Have Sufficient Funding For Future Production. We will be required to expend potentially large sums if our exploration and/or development activities indicate mineable ore near our Briggs Mine or on other properties and we wish to put such properties into production. The amount of such financing could be reduced if we sell assets or enter into joint ventures on one or more of our properties. We will need to seek additional funding for the Seven-Up Pete/McDonald projects if the Montana initiative (I-137) is overturned and environmental permitting and development proceeds. However, there can be no assurance that we will be able to obtain the required funds for all or any of our projects.

     The Economics and Ore Grades at Future Development Properties Are Uncertain. Decisions as to whether any of the mineral development properties which we now hold or which we may acquire in the future contain commercially mineable deposits, and whether such properties should therefore be sold or brought into production, will depend upon the results of exploration programs and/or feasibility analyses and the recommendations of duly qualified engineers or geologists. Such decisions will involve consideration and evaluation of several significant factors, including, but not limited to:

          o costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities;

          o    availability and costs of financing;

          o    ongoing costs of production;

          o    market prices for the mineral to be produced; and

          o    the amount and grades of reserves or mineralized material.

     There can be no assurance that any of the development properties we now hold, or which we may acquire, will contain a commercially mineable mineral deposit, and therefore, no assurance that we will ever generate a positive cash flow from the sale of or production operations on such properties. In addition, once we decide to place a property into production, risks still exist that the amount and grade of its reserves will not actually be as predicted. To the extent we experience lower amounts and/or grades of reserves, the costs per unit produced and profitability can be adversely affected. Depending upon the extent of such an effect in any of our properties, we could incur a writedown on our investment in any such property.

                                   THE COMPANY

     Canyon Resources Corporation is a Colorado-based company organized in 1979 to explore, acquire, develop, and mine precious metal and other mineral properties. We are involved in all phases of the mining business from early stage exploration, exploration drilling, development drilling, feasibility studies and permitting, through construction, operation and final closure of mining projects.

     Our gold production operation is located in California and we have projects in Montana as well as in Latin America. Our exploration and development efforts have emphasized precious metals (gold and silver). After we identify and acquire mineral properties, we evaluate the properties by geologic mapping, rock sampling, and geochemical analyses. Properties we believe have favorable geologic conditions usually warrant further exploration. In almost all cases, we require exploration drilling to test the mineral potential of a property.

     Our staff and consultants further evaluate properties with a demonstrated inventory of mineralized rock. We conduct various studies including calculation of tonnage and grade, metallurgical testing, development of a mine plan, environmental baseline studies and economic feasibility studies. If economics of a project are favorable, we develop a plan of operations and submit the plan to the required governmental agencies for their review. We and the appropriate government authorities generally require vigorous environmental reviews prior to issuance of permits for the construction of a mining operation.

     We conduct a portion of our mineral exploration through joint ventures with other mining companies. We have also independently financed the acquisition of mineral properties and conducted exploration and drilling programs and implemented mine development and production from mineral properties in the western United States. In addition, we have financed and conducted exploration programs in Latin America and Africa.

                               RECENT DEVELOPMENTS

     During the fourth quarter of 2001, gold production from our Briggs Mine was lower than expected due primarily to lower tons of ore mined from the last remaining benches of the main pit. As a result, our mine's operating cash flow was reduced, and our scheduled debt payments of $825,000 were not made during the quarter. We have obtained waivers for this amount until January 31, 2002 at which time a regularly scheduled payment of $275,000 is also due. We are working with our lenders on restructuring the loan facility and anticipate that additional waivers deferring scheduled debt payments will be granted while this work is in progress. There can be no assurances, however, that the lenders will grant such waivers or not exercise any remedies otherwise available to them. We are continuing to examine our operations for ways to increase efficiencies and lower costs. Should our plans not be successful, operations and liquidity may be adversely affected.

     During January of 2002, we completed a private placement that initially commenced in December 2001. We sold 2,127,016 shares of common stock for $1,850,500. The sale of our stock in this private placement was only to accredited investors as defined under Securities and Exchange Commission Regulation D.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     In addition to historical information, this prospectus and the documents incorporated herein by reference contain forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Factors that could cause our actual results to differ materially from these statements include:

          o    changes in gold prices;

          o    unanticipated grade recovery;

          o    unforeseen changes in geology;

          o    changes in metallurgical characteristics;

          o    processing problems;

          o    access logistics;

          o    transportation of supplies;

          o    water availability or other problems;

          o    results of current and future exploration activities;

          o    results of pending and future feasibility studies;

          o    changes in operational risks of foreign operations;

          o    joint venture relationships;

          o    availability of materials and equipment;

          o    the timing of receipt of governmental permits;

          o    capitalization and commercial viability;

          o the failure of plant, equipment or processes to operate in accordance with specifications or expectations;

          o    accidents;

          o    labor disputes;

          o    delays in start-up dates;

          o    environmental costs and risks; and

          o general domestic and international economic and political conditions.

     These and other factors are discussed in "Risk Factors" in this prospectus. You are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

                                 USE OF PROCEEDS

     The selling stockholders listed below will receive all of the proceeds from the sale of our common shares offered by this document. We will not receive any proceeds form the sale of such shares.

                            THE SELLING STOCKHOLDERS

     The selling stockholders listed in the table below may use this prospectus to offer and sell up to 3,187,818 of our common shares. We list below with respect to the selling stockholders, as of the date of this prospectus:

     1)   the number of our common shares beneficially owned,

     2) the maximum number of shares which may be sold in the offering covered by this prospectus,

     3) the number of shares which will be beneficially owned after the offering, assuming the sale of all the common shares set forth in (2) above, and

     4) the percentage of shares which will be beneficially owned after the offering, assuming the sale of all the common shares set forth in (2) above.

                                               Shares                Maximum          Number of Shares
                                            Beneficially            Number of        to be Beneficially
                                           Owned Prior to          Shares Which       Owned After this
                Name                        this Offering          May Be Sold            Offering               %
                ----                       --------------          ------------      ------------------         ---

Rudolf Mueller                                  367,574               172,414               195,160             1.2
The Prudent Bear Fund, Inc.(1)                1,060,976               402,299               658,677             4.0
Damon Wells                                     705,491               114,943               590,548             3.6
Rice Foundation(2)                              181,207                86,207                95,000               *
G& M Electrical Contractors
     Profit Sharing Plan(3)                      87,268                57,471                29,797               *
Walter Nathan                                    67,471                57,471                10,000               *
MRK Financial, Inc.(4)                          389,569               114,943               274,626             1.7
Osiris Investment Partners, LP(5)               270,000               150,000               120,000               *
Nemesis Partners I, LLC (6)                     143,679               143,679                     0               *
Ring Partners, L.P. (7)                         200,179               143,679                56,500               *
Monterey OCM Gold Fund (8)                      114,943               114,943                     0               *
Tocqueville Gold Fund (9)                       402,299               402,299                     0               *
Au Capital, L.P. (10)                           229,602                57,472               172,130             1.0
Sheldon Schak                                    22,989                22,989                     0               *
Oliver Field                                     17,241                17,241                     0               *
Otto Dauber                                      68,966                68,966                     0               *
Franco-Nevada Mining Corporation (11)         1,050,000             1,050,000                     0               *
John C. Doody (12)                               36,859                10,802                26,057               *
                                              ---------             ---------             ---------
       Total                                  5,416,313             3,187,818             2,228,495

*    Less than 1%

(1) Investment decisions for The Prudent Bear Fund, Inc. are made by David W. Tice, the portfolio manager.

(2) Investment decisions for The Rice Foundation are made by Richard Sacks, President of Phoenix Advisory Co., Inc.

(3) Investment decisions for the G&M Electrical Contractors Inc. Employees Profit Sharing Plan Daniel A. Gouze Segregated Account, are made by Richard
     H. Sacks, President of Phoenix Advisory Co., Inc.

(4) Investment decisions for MRK Financial, Inc. are made by Michael R. Krupp, President.

(5) Investment decisions for the Osiris Investment Partners LP are made by Paul Stuka, Principal and Managing Partner.

(6) Investment decisions for Nemesis Partners I, LLC are made by Justin Fine, Manager.

(7) Investment decisions for Ring Partners, L.P. are made by George Ireland, General Partner.

(8) Investment decisions for Monterey OCM Gold Fund are made by George Orrell, President.

(9) Investment decisions for Tocqueville Gold Fund are made by John Hathaway, Managing Director.

(10) Investment decisions for Au Capital are made by Hans Kahn, General Partner.

(11) Franco-Nevada Mining Corporation is a Nevada Corporation that is wholly owned by Franco-Nevada Mining Corporation Limited, a publicly traded Canadian corporation. All major acquisitions, dispositions or investments of Franco-Nevada Mining Corporation Limited, are subject to the approval of the Board of Directors. Mr. Seymour Schulich is Chairman of the Board and Co-Chief Executive Officer and Mr. Pierre Lassonde is President and Co-Chief Executive Officer.

(12) John C. Doody received shares in connection with an employment agreement. Mr. Doody has been employed since November 2001 to provide assistance in the areas of investor relations, financial planning and other general corporate matters.

                              PLAN OF DISTRIBUTION

     We are registering 3,187,818 common shares on behalf of the selling stockholders.

     The common stock to be sold by the selling stockholders may be sold by them from time to time directly to purchasers. Alternatively, the selling stockholders may, from time to time, offer the common stock through dealers or brokers, who receive compensation in the form of commissions from the selling stockholders and/or the purchasers of the common stock for whom they act as agents. As of the date of this prospectus, the selling stockholders have not advised us that they have entered into any agreement or understanding with any dealer or broker for the offer or sale of the common stock. The selling stockholders may enter into such agreements or understandings in the future. The selling stockholders may also offer some or all of the common stock through market transactions on the American Stock Exchange, on which our common stock is traded. Sales of the common stock through brokers may be made by any method of trading authorized by the American Stock Exchange, including block trading in negotiated transactions. Any such sale of common stock by the selling stockholders must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the common stock being offered, unless the selling stockholder elects to rely on Rule 144 or another exemption from the registration requirement in connection with a particular transaction. Without limiting the foregoing, such brokers may act as dealers purchasing any or all of the common stock covered by this prospectus. Sales of common stock are, in general, expected to be made at the market price prevailing at the time of each such sale; however, prices in negotiated transactions may differ considerably. The selling stockholders have not advised us that they anticipate paying any consideration, other than usual and customary broker's commissions, in connection with sales of the common stock. The selling stockholders are acting independently of us in making decisions with respect to the timing, manner and size of each sale.

                                     EXPERTS

     The consolidated financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this Prospectus have been so included in reliance on the report (which contains an emphasis-of-matter paragraph relating to the Company's ability to meet certain scheduled debt payments as described in Note 19(b) to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

     Certain legal matters with respect to the legality of the securities offered and the organization and existence of our Company have been passed upon for us by the Law Office of Reed & Reed P.C., Suite 330, 1919 14th Street, Boulder, Colorado 80302.

            WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION OF
                         CERTAIN DOCUMENTS BY REFERENCE

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Reports, proxy statements and other information regarding issuers that file electronically with the Securities and Exchange Commission, including our filings, are also available to the public from the Securities and Exchange Commission's web site at http://www.sec.gov.

     Our common stock is listed on the American Stock Exchange and our reports, proxy statements and other information can also be inspected at the office of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933. This prospectus is a part of the registration statement and constitutes a prospectus of our Company for the common shares to be sold by the selling stockholders. As allowed by the Securities and Exchange Commission rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important business and financial information about us to you that is not included in or delivered with this prospectus by referring you to those documents.

     The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filing we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of the offering of our common shares:

          o our annual report on Form 10-K, filed by us for the fiscal year ended December 31, 2000, except for the pages 40 through 62 as they relate to the Company's consolidated financial statements, which have been superceded with the consolidated financial statements as of December 31, 2000 and 1999 and for each of the years in the three year period then ended, included as Exhibit
               99.1 in this registration statement;

          o our quarterly reports on Form 10-Q, filed by us for the quarters ended March 31, 2001, June 30, 2001, and September 30, 2001;

          o our current report on Form 8-K, dated September 27, 2001, describing the Franco-Nevada Mining Corporation royalty transaction;

          o a description of our common stock contained in the Registration Statement 8-A as declared effective by the Securities and Exchange Commission on March 18, 1986.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                          Canyon Resources Corporation
                      14142 Denver West Parkway, Suite 250
                             Golden, Colorado 80401
                                  303/278-8464

     We have not authorized anyone to give any information or make any representations about us that differs from or adds to the information in this prospectus or in our documents or the documents that we publicly file with the Securities and Exchange Commission. Therefore, if anyone does give you different or additional information, you should not rely on it.

     The information contained in this prospectus speaks only as of its date unless the information specifically indicates that another date applies.

     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except for the Securities and Exchange Commission registration fee. The selling shareholders will not be paying any of these expenses.

SEC registration fee             $  337

Legal fees and expenses          $3,000

Accounting fees and expenses     $2,500
                                 ------

   Total                         $5,837

     Item 15. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law provides as follows:

145. INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE.

     (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, or suit by or in the right of the corporation to procure a judgment in its favor by reason of the act that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by majority vote of directors who were not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

     (e) Expenses (including attorney's fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorney's fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to any employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this Section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorney's fees).

     Article VI of the Registrant's Bylaws provides as follows:

     The corporation, to the fullest extent permitted by the General Corporation Law of the State of Delaware and by the common law of the State of Delaware, shall indemnify each person who is or was an officer, director or employee of the corporation acting in his capacity as such and may indemnify each person who is or was an agent of the corporation acting in his capacity as such. The indemnification rights provided by this Article VI are deemed a contract between the corporation and its officers, directors, and employees, and any repeal or modification of those rights will not affect any right of such persons to be indemnified against claims relating to events occurring prior to such repeal or modification. To assure indemnification under this Article VI of all such persons who are or were "fiduciaries" of an employee benefit plan governed by the Act of Congress entitled "Employee Retirement Income Security Act of 1974," as amended from time to time, Section 145 of said statute shall, for the purposes hereof, be interpreted as follows: "other enterprise" shall be deemed to include an employee benefit plan; the Corporation shall be deemed to have requested a person to serve on an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to said Act of Congress shall be deemed "fines"; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

     Article XII of the Registrant's Certificate of Incorporation provides as follows:

     No director of the corporation shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for paying dividends or approving a stock purchase or redemption which is illegal or otherwise impermissible or prohibited under the Delaware General Corporate Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     The effect of the foregoing provisions is to permit, under certain circumstances, indemnification of the Company's officers and directors for civil and criminal liability, such as negligence gross negligence, and breach of duty, so long as such person acted in good faith in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and which he reasonably believed to be lawful.

     Item 16. Exhibits

EXHIBIT
NUMBER         DESCRIPTION

  4.1          Specimen of Common Stock Certificate(1)

  5.1* Opinion of Law Office of Reed & Reed, P.C., as to legality of the shares

 23.1*         Consent of PricewaterhouseCoopers LLP

 23.2*         Consent of Law Office of Reed & Reed, P.C., (contained in
               Exhibit 5.1)

 99.1*         Item 8. Financial Statements

*    Filed here within

     (1) Incorporated by reference from the Company's Registration Statement on Form 8-A, as declared effective by the Securities and Exchange Commission on March 18, 1986.

     Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, State of Colorado on January 22, 2002.

                                       CANYON RESOURCES CORPORATION

Date: January 22, 2002                 /s/ Richard H. De Voto
                                       -----------------------------------------
                                       Richard H. De Voto
                                       Principal Executive Officer

Date: January 22, 2002                 /s/ Gary C. Huber
                                       -----------------------------------------
                                       Gary C. Huber
                                       Principal Financial and
                                       Accounting Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Date: January 22, 2002                 /s/ Richard H. De Voto
                                       -----------------------------------------
                                       Richard H. De Voto
                                       Principal Executive Officer

Date: January 22, 2002                 /s/ Gary C. Huber
                                       -----------------------------------------
                                       Gary C. Huber
                                       Principal Financial and
                                       Accounting Officer

Date: January 22, 2002                 /s/ Leland O. Erdahl
                                       -----------------------------------------
                                       Leland O. Erdahl
                                       Director

Date: January 22, 2002                 /s/ David K. Fagin
                                       -----------------------------------------
                                       David K. Fagin
                                       Director

Date: January 22, 2002                 /s/ Richard F. Mauro
                                       -----------------------------------------
                                       Richard F. Mauro
                                       Director

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

  4.1             Specimen of Common Stock Certificate(1)

  5.1*            Opinion of Law Office of Reed & Reed,  P.C., as to legality of the shares

 23.1*            Consent of PricewaterhouseCoopers LLP

 23.2*            Consent of Law Office of Reed & Reed, P.C., (contained in Exhibit 5.1)

 99.1*            Item 8. Financial Statements

*    Filed here within

     (1) Incorporated by reference from the Company's Registration Statement on Form 8-A, as declared effective by the Securities and Exchange Commission on March 18, 1986.